

Mail Stop 4561

August 14, 2007

Karol Kapinos, President
Bluesky Systems, Corp.
191 Chestnut Street
Springfield, MA 01103

> **Re:** **Bluesky Systems, Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form 10-SB**
> **Filed July 13, 2007**
> **File No. 000-52548**

Dear Mr. Kapinos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 3

1. We note your responses to comments one and two of our letter dated May 1, 2007 with the additional disclosure on page three. We note in the second added paragraph on page three, that you will "effectively mitigate these risks through independent voting and compartmentalization of assets and opportunity." Please revise to elaborate on the noted disclosure to fully explain how you will mitigate the risks. For instance, clarify the parties that will conduct the "independent voting" and identify how the assets and opportunities will be "compartmentalized."

2.   We note the additional disclosure that you and Axiom III and Moixa III have a "strong relationship." Please revise to elaborate on the relationships among the three companies and the nature of the "obvious similarities." Also, please revise to quantify the "number of shareholders in common."

3.   We note the additional disclosure on page three that you believe "having three similar entities in the same market provides a competitive edge" to you. It is not clear how that is the case. Please revise to provide the basis for the noted disclosure.

4.   We note the additional disclosure on page three that you believe "healthy competition" and "alternatives for investment" is beneficial for you. Please revise to clarify how that is the case.

5.   You also disclose that increased competition is "beneficial to consumers." Please revise to clarify how increasing competition to benefit consumers is relevant to your business. You further disclose that it "promotes the operation of capitalism." Please revise to clarify how your control person operating three companies engaged in the same line of business within the same geographic area "promotes" capitalism and is relevant to your business.

6.   We note the additional disclosure on page three that "separating these three entities provides an excellent opportunity for asset protection and diversification of risk to our investors." Please revise to provide the basis for the noted disclosure.

7.   You disclose on page three that you may be able to list your common stock on the OTCBB. Please revise to clarify that your shares would only be quoted on the OTCBB, if possible.

8.   We note the additional disclosure on page three that a benefit to having your shares public and quoted is that you could use such shares to acquire other businesses. Please revise to clarify if you would be limited to acquiring only companies in your industry.

9.   Please tell us with a view toward disclosure whether there is any relationship between you or Mr. Bennett and Lessard Property Management, Inc.

10.   Please reconcile your disclosure on page 4 that there is no written agreement covering the assignment of rights to manage leases with the disclosure on page 18 that such assignment is governed by an Assignment of Contract Rights and Obligations dated November 29, 2004 (Exhibit 10.2).

Property Location Procedures, page 5

11.   We note the revised disclosure that your president will perform the detailed market and financial analyses regarding each property you decide to review. Please revise to clarify the formal training, if any, your president has that would enable him to perform such analyses.

Our Financing Procedures, page 7

12.   We note your disclosure that Mr. Bennett personally guaranteed your current acquisition loan and that you "believe we can use this same approach for future purchases." Considering Mr. Bennett is a control person, please revise to discuss his intentions to personally guarantee loans for you to make additional purchases. Further, please revise to disclose whether there are any written agreements concerning Mr. Bennett's intention to personally guarantee acquisition loans.

13.   We reissue comment 17 that asked for a discussion explaining how you will finance down payments of property purchases.

Risk Factors, page 9

We have substantial near-term capital needs;…page 10

14.   Please reconcile the disclosure that you estimated need for funds could be as little as $25,000 or as high as $1,000,000 depending on the properties we plan to acquire and the maintenance of current facilities" with the disclosure on page 17 that your current level of operations would require capital of approximately $40,000 to sustain operations through year 2007.

Item 2. Management's Discussion and Analysis of Financial Condition, page 12

Liquidity and Capital Resources, page 13

15.   We note the additional disclosure that "your current level of operations would require capital of approximately $40,000 to sustain operations through year 2007 and approximately $35,000 per year thereafter." Please revise to clarify that you have no sources of capital in place.

16.   We note your response to comment 33 that you have removed the disclosure that references the "offering expenses of $30,000." We direct your attention to the last sentence of the fourth paragraph on page 14. We reissue comment 33.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 21

17. We note the additional disclosure in the second paragraph of the biographical disclosure of Karol Kapinos. Please provide us with the basis for the noted disclosure. Also, please revise to explain how his experience with single family homes is relevant.

Item 7. Certain Relationships and Related Transactions, page 23

18. We note your response to comment 44. We reissue the comment. Item 404(c) of Regulation S-B requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify the promoters of the company without qualifying the disclosure. In this connection, please include the amount at which assets were acquired and the principle followed in determining such amount.

Part II

Item 4. Recent Sales of Unregistered Securities, page 26

19. We note your response to comment 47 that you have corrected the typographical error. We note that you do not include the disclosure of the November 29, 2004 issuance in this section even though it is retained in your Part I disclosure. Please revise to reconcile your disclosure.

20. We note your response to comment 51 that the issued shares to several individuals who also provided similar services to Axiom III and Moixa III was specific to you. Considering your management is privy to the information obtained by Axiom III and Moixa III and that all three companies operate the same type of business within the same geographic area, please revise to clarify how the information is specific to you.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Karol Kapinos
        Fax No. 413-781-1653